8/2

05010147

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davi Inc.

*CURRENT ADDRESS

PROCESSED

AUG 03 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 230 FISCAL YEAR 2-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/2/05

Daiei

ARIS
2-28-02

2002 ANNUAL REPORT


X-POWER
SUITS
STORE
SPORTS GALLERY

March.1.2001-February 28.2002
The Daiei,Inc.

Daiei Are Reborn

Contents





President & Chief Executive Officer
Kunio Takagi

Process and Results

During this term, the deflationary trend worsened and the long-term recession continued for the Japanese economy, as a result of the prolonged slump in personal consumption and the further decline of private capital investment.

As for the retail industry, the business environment has also been harsh because of increasing price competition, consumer's fear and insecurity toward food safety after the outbreak of BSE, the decline of household income and a worsening employment situation.

In the midst of such economic circumstances, Daiei has been exerting steady effort to implement the "Amended Three-Year Restoration Program (The Phoenix Plan)" focusing on the recovery of "Self-profitability (non-consolidated base profitability)" and reorganization of the Daiei Group subsidiaries.

As for the recovery of self-profitability, we revitalized the stores through remodeling and implemented several operation-supporting measures to improve the profit/loss structure. Firstly, we reconsidered our merchandise category and sales floor layout based on the lifestyle and life scene of our customers. We then created new categories represented by newly developed merchandise. As for the store remodeling, we combined several categories adjusted to the local customers' needs and proceeded to convert our stores into "CVC= category value center." Additionally, we have strengthened sales promotions such as "Super Carnival," a sale which reflects the collective efforts of Daiei's new merchandising and retailing, and was held at all of our stores. Furthermore, in order to promote a customer-friendly store environment, we held several "Service dog interaction events," which allowed customers to actually interact with service dogs, by walking along with guide dogs.

Regarding the operation support measures, we added third-party tenants by reducing the size of our directly operated sales floor to a more appropriate size. In addition, we reduced personnel expenses by streamlining our personnel structure and reduced real estate expenses by renegotiating rents. As a result of these measures combined with the closure of unprofitable stores, we were able to exceed the plan for reduction expense.

As for merchandise, we introduced an unbelievably low priced men's business suit (¥9,000) and "COLTINA steam iron (¥980)," which were both manufactured abroad to fulfill our customers' needs for high quality merchandise at low prices.

As for the reorganization of the Daiei Group subsidiaries, we reformed and consolidated our subsidiaries and liquidated the Daiei Holding Corporation. We were able to achieve the original plan to reduce the Group's interest bearing debt by selling these subsidiaries where businesses were not irrelevant to our core retail business.

As mentioned above, we have steadily implemented the "Amended Three-Year Restoration Program (The Phoenix Plan)" and endeavored to recover market confidence by our progress in achieving the plan. Unfortunately the business environment surrounding us including the slump in personal consumption and aggravating deflation, continued to worsen.

Because of this situation, we came to a conclusion that accelerating the disposition of unprofitable subsidiaries, reducing interest bearing debts and dramatically restructuring to drive the restoration of the Daiei Group were needed to quickly recover market confidence. Therefore, we drafted the Daiei Group's "New Three-Year Restoration Program" which is focused on a new business restructuring plan and publicly announced it in February 2002. This program was formulated, assuming the support from our shareholders and our three main banks, UFJ Bank, Sumitomo Mitsui Banking Corporation and Fuji Bank.

Due to the restructuring costs resulting from the implementation of this program, our consolidated liabilities exceed our consolidated assets at February 28, 2002. In order to correct this situation by August 31,2002, we will receive support from our three main banks, UFJ Bank, Sumitomo Mitsui Banking Corporation and Fuji Bank, through a combination of debt forgiveness totaling ¥170,000 million and a debt-for-equity swap totaling ¥230,000 million. Additionally, we have requested support from our shareholders by capital reduction without compensation ¥111,500 million, a 1-for-2 reverse stock split of outstanding ordinary stocks and a 1-for-10 reverse stock split of outstanding preferred stocks. These supporting plans were approved at the 51st Ordinary General Meeting of Shareholders, the Class Meeting of Common Shareholders and the Class Meeting of Shareholders of Preferred Stocks held on May 23, 2002.

Looking Forward

We are putting significant emphasis on the implementation of the Daiei Group's "New Three-Year Restoration Program." The Daiei Group's "New Three Year Restoration Program" is designed to realize non-consolidated ordinary profit of ¥27,000 million and consolidated ordinary profit of ¥54,000 million along with a further reduction of interest bearing debt by the fiscal year ending February 28, 2005, through improvement of "Self-profitability" and structural innovating measures.

As for the improvement of "Self-profitability," we will endeavor to improve our operational productivity through the establishment of "CVC = Category Value Center" and through the promotion of customer service.

Regarding "CVC = Category Value Center," we will aggressively develop and introduce new in-store-style shops to our sales floor and remodel stores in order to respond to the changing lifestyle and life-scene of our customers. More specifically, "Category Development Division" primarily promotes new category developments and integrates our existing categories. Also, by the fiscal year ending February 28, 2005, we will remodel and introduce the selected categories to 175 stores, and expand and reinforce "CVC = Category Value Center." As for company structure, business division systems such as "RedWoods Business Division" and "Fish Business Division" will experience improved operational productivity as a result of implementing a through-system of buying and retailing. We are restructuring our company to improve business efficiency. An example of which is the expansion of the business division system to the "Delicatessen Division" in March 2002.

As for improvement of customer services, we have assigned an "Assistant Store Manager in charge of Customer Service" to all of our stores by January 31, 2002. We have purposely appointed female employees to this position to provide fine-tuned customer service with women's point of view. Additionally, through our personnel education system which includes training programs, we will work on improving store environment and sales personnel to improve satisfaction of our customers.

Regarding the implementation of structure renovating measures, we will improve the profit/loss structure by several expense reduction measures such as closure of unprofitable stores and implementation of a voluntary early retirement program. As for the Group subsidiaries, we will accelerate the consolidation and disposition of unprofitable businesses and divestiture of the Group businesses, in order to concentrate our business resources on the core retail businesses and the retail-supporting businesses. By implementing these measures, we hope to improve the consolidated ordinary profit and to further reduce the consolidated interest bearing debt.

We will strive to realize our founding corporate philosophy, "Better merchandise at better prices, for affluent society - For the Customers," by all of us uniting as one and implementing the measures of the Daiei Group's "New Three-Year Restoration Program."

(2) Capital reduction

The purpose of capital reduction is to make up for deficits arising principally from posting losses on business restructuring in conjunction with the Daiei Group's "New Three-Year Restoration Program." Capital reduction (effected as a transfer from common and preferred stock to deficit) is to be implemented without compensation. Total amount of capital reduction is to be ¥111,530 million ($832,313 thousand).

(3) Reverse stock split

As for the Company's common stock issued, 713,696 thousand shares will be reduced to 356,848 thousand shares as a result of 1-for-2 reverse stock split. As for Class A preferred stock of 45,000 thousand shares and Class B preferred stock of 45,000 thousand shares, each 10 shares will be consolidated into 1 share. As a result, the number of shares of Class A preferred stock and Class B preferred stock will be 4,500 thousand each, respectively.

Both capital reduction and reverse stock split are to be in effect starting from June 28, 2002.

(4) Disposition of additional paid-in capital

The balance of additional paid-in capital of ¥68,357 million ($510,127 thousand) will be transferred to offset against deficit.

b. Debt-for-Equity Swap Arrangement

In the Company's board meeting held on May 23, 2002, execution of debt-for-equity swap arrangements with three creditor banks was approved as follows:

The Company is going to enter into a debt-for-equity swap arrangement with three creditor banks, UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd., under which those creditor banks will accept approximately ¥220,000 million ($1,641,791 thousand) in preferred stock and approximately ¥10,000 million ($74,627 thousand) in common stock from the Company in exchange for their bank loans to the Company.

The details of types of stock to be offered and implementation schedules of this debt-for-equity swap arrangement are as follows:

(1) Amounts of stock to be issued for creditor banks

Convertible preferred stock

Class C preferred stock
  Approximately ¥40,000 million ($298,506 thousand)
Class E preferred stock
  Approximately ¥50,000 million ($373,134 thousand)
Class F preferred stock
  Approximately ¥80,000 million ($597,015 thousand)
Class G preferred stock
  Approximately ¥50,000 million ($373,134 thousand)

Total
  Approximately ¥220,000 million ($1,641,791 thousand)

Common stock
  Approximately ¥10,000 million ($74,627 thousand)

(2) Description of preferred stock

	Class C	Class E	Class F	Class G
Preferred dividends	Maximum ¥30 per share Non-cumulative and non-participating	Maximum ¥70 per share Non-cumulative and non-participating	Maximum ¥80 per share Non-cumulative and non-participating	Maximum ¥100 per share Cumulative starting with the fiscal year ending February 29, 2004 (but not exceeding ¥100 per share) and participating
Voting right	None except for the case a proposition for the payment of preferred dividends to Class C preferred shareholders is not submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None except for the case a proposition for the payment of preferred dividends to Class E preferred shareholders is not submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None except for the case a proposition for the payment of preferred dividends to Class F preferred shareholders is not submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None
Distribution of assets	At ¥1,000 per share, preferred distributions to the shareholders of common stock	At ¥1,000 per share, preferred distributions to the shareholders of common stock	At ¥1,000 per share, preferred distributions to the shareholders of common stock	At ¥1,000 per share, preferred distributions to the shareholders of common stock

(3) Implementation schedule

End of May 2002:	Application to the court to appoint an inspector to examine contribution-in-kind.
End of June 2002:	Resolution of the Board of Directors to issue new shares.
End of July 2002:	New share issuance for contribution-in-kind.

INDEPENDENT AUDITORS' REPORT

Deloitte Touche Tohmatsu

To the Shareholders and the Board of Directors of
The Daiei, Inc.:

We have audited the consolidated balance sheets of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity (capital deficiency), and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Notes 16 and 17 to the consolidated financial statements, in February 2002, the Company publicly announced the Daiei Group's "New Three-Year Restoration Program" which assumed that the Company would put drastic business restructuring into practice to realize both liquidation of its unprofitable stores and sluggish businesses and early reduction of its interest-bearing debts by obtaining supports from its shareholders and three main banks, UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Fuji Bank (at present, Mizuho Corporate Bank, Ltd.). As of February 28, 2002, the Company temporarily faced a net capital deficiency as a result of posting a large amount of loss arising from the execution of drastic business restructuring. However, the Company expects that the net capital deficiency will be resolved by the end of August 2002 through the financial rescue package to be extended by these main banks. The Company puts its top priority on the achievement of the Daiei Group's "New Three-Year Restoration Program." Moreover, in order to implement the program smoothly and certainly, the Company submitted to the Japanese Ministry of Economy, Trade and Industry an Application for Authorization on Corporate Restructuring Plan which is stipulated by the Section 1 of Chapter 3 of Industry Revival Special Act, and the authorization was obtained subsequently. The Company's proposal for capital reduction was approved at the 51st ordinary general meeting of shareholders held on May 23, 2002. In addition, the Company's proposal for the reverse stock split was also approved at the 51st ordinary general meeting of shareholders and the class meeting of common shareholders held on May 23, 2002. At the board meeting held on May 23, 2002, the Company determined the fundamental policy for a debt-for-equity swap arrangement with its three main banks, which will be executed in a third-party allotment of new convertible preferred stock and common stock to those banks.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective March 1, 2001, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 23, 2002

Operating Revenues

Although certain signs of improvement of operational productivity were accomplished through the effect of store revitalizing measures, the operating revenue ended at ¥2,498,877 million (US$18,648 million), a decrease of 14.2% from the previous year due to the closure of unprofitable stores and the accounting for our investment in Lawson, inc. by the equity method subsequent to September 1st, 2001. As a result of the issuance of new shares by Lawson, we no longer had a controlling interest and consolidation was no longer appropriate. This change in treatment affected all aspects of our reported operations.

[Clothing and Personal Care Products]

We have developed new categories based on the life-scenes of our customers. Eight new categories such as "PAS (daily casual wear shop)" and "nispicy (trendy wear shop for late-teenaged girls and young working ladies)" have been introduced to the stores, starting with the Kanazawa-hakkei store in March 2001. "Ginza HYAKKATEN (Hundred day store)" which was a collection of our newly developed categories, operated for a limited period but received favorable response and showed good sales results. Additionally, we put emphasis on the following three points to increase sales; introduction of monthly discounts for major items, enhancement of the link between stores and head office to build better sales floor and reinforcement of TV commercials and sale circulars.




Super Drug
D.Fit

[Foodstuffs]

To respond to the demands of health-conscious customers, we expanded and high lighted our private label "SUKOYAKA-SODACHI (Healthy Growth)" which is characterized by the main concept, "good products for a good life." We introduced 35 new items under this label. To select merchandise and design sales floor that are tailored to the local customers, we accelerated the introduction of the following category shops to the fresh food department of our stores; "OKAZU-KOBO (Home Deli Kitchen)," "ATSU-ATSU-YATAI (Hot Snack Stand)," "Rotisserie Chicken," and "SAKANAYASAN-NO-SUSHI (Fishmonger's Sushi)." Furthermore, we developed new category shops, "KARRAT (Hot'n Crispy Deep Fries)" and "OMUSUBI CLUB (Fresh Riceball To Go)." Finally, to meet the needs of price-conscious customers, we introduced "SAVINGS Granola" and "SAVINGS mixed vegetable juice" and expanded our low-priced private label assortment.



We renovated the structure of the Fish division and introduced the business division system, which enabled us to improve freshness and lower price by the through system of buying and retailing.


SAVINGS
グラノーラ

[Household Items and Others]

We have developed merchandise under two value-added private labels, of "SALIV" and "LIVNEE", and two price-oriented private labels, of "SAVINGS" and "COLTINA." We have developed and introduced a "SAVINGS mini disc





for recording" with high sound quality and low price, and a "SALIV leather backpack for elementary school children" which is easy-to-use for small children. To expand the "CVC = Category Value Center," we developed new categories including "DAILY USE A to Z" which sells low priced daily commodities and sundries at uniform prices of ¥100, ¥300, ¥500, ¥700 and ¥1,000.



[Other Revenues]

Other operating revenues decreased by 14.4% from the previous year to ¥261,433 million (US$1,951 million,) due mainly to the accounting treatment of Lawson, Inc. as previously discussed.

Cost and Operating Expenses

Cost of sales decreased by 14.9% from the previous year to ¥1,605,174 million (US$11,979 million.) which is consistent with the decrease in net sales.

Selling, general and administrative expenses decreased by 13.6% from the previous year to ¥849,414 million (US$6,339 million) as a result of the implementation of cost reduction measures by Daiei and the consolidated subsidiaries and by the application of the equity method to Lawson, Inc.

Although the non-consolidated operating profit rose dramatically, consolidated operating profit for the current term fell by 3.5% from the previous year, amounting ¥44,289 million (US$331 million) due mainly to the application of the equity method to Lawson, Inc.

Other Income and Expense

Net interest expense decreased by 24.3% from the previous year to ¥38,330 million (US$286 million) due to the reduction of interest bearing debt.

Although profit was recognized from the sale of new shares by Lawson, Inc., the loss before income taxes and minority interests amounted to ¥296,350 million (US$2,212 million) due the loss from business restructuring relates to the implementation of the Daiei Group's "New Three-year Restoration Program."

As a result, net loss for this term was ¥332,514 million (US$2,481 million).

Capital Expenditures and Total Assets

Tangible fixed assets decreased by ¥73,646 million (US$550 million) from the previous year to ¥1,157,013 million (US$8,634 million) due to the disposition of the Daiei GINZA Building, the closure of 10 Daiei stores and the disposal of idle properties.

Total assets decreased by ¥685,412 million (US$5,115 million) from the previous year to ¥2,558,659 million (US$19,094 million) due to the deconsolidation of Lawson, Inc., the divestiture of subsidiaries, closure of unprofitable stores and disposal of idle properties.

Liability

Interest bearing debt decreased by ¥424,733 million (US$3,170 million) to ¥2,139,354 million (US$15,965 million) due to the deconsolidation of Lawson, Inc. and the divestiture of subsidiaries whose businesses were no longer relevant to our core retail business.

As a result, total liabilities amounted to ¥2,840,519 million (US$21,198 million), a decrease of ¥356,070 million (US$2,657 million) from the previous year.

Shareholders' Equity

The consolidated liabilities exceed assets by ¥297,431 million (US$2,220 million) due to the loss that was resulted from the implementation of the Daiei Group's "New Three-year Restoration Program." However, the problem should be solved by the end of August 2002 with support from our three main banks, UFJ Bank, Sumitomo Mitsui Banking Corporation and Fuji Bank, represented by debt forgiveness totaling ¥170,000 million and by a debt-for-equity swap deal totaling ¥230,000 million.

Five-Year Summary

Years Ended February 28 or 29

	Millions of yen				
	2002	2001	2000	1999	1998
For the year:					
Operating revenues	**¥ 2,498,877**	¥ 2,914,120	¥ 2,847,130	¥ 3,032,035	¥ 3,163,258
Net sales	**2,237,444**	2,608,723	2,622,647	2,797,628	2,921,944
Real estate revenue	**51,070**	59,090	36,409	38,410	42,553
Other	**210,363**	246,307	188,074	195,997	198,761
Cost of Sales	**1,605,174**	1,885,243	1,921,902	2,050,488	2,143,257
Selling, general and administrative expenses	**849,414**	982,987	890,423	941,975	1,002,865
Income from operations	**44,289**	45,890	34,805	39,572	17,136
Net interest expense	**(38,330)**	(50,618)	(26,688)	(28,145)	(34,978)
Net income (loss)	**(332,514)**	45,894	(21,944)	(41,294)	1,213
Per 10 shares of common stock (in yen):					
Net income (loss)	**¥ (5,402.20)**	¥ 810.50	¥ (310.60)	¥ (584.90)	¥ 17.20
Cash dividends applicable to the year	**0**	0	0	0	132.50
At year-end:					
Current assets	**¥ 719,377**	¥ 1,141,631	¥ 487,135	¥ 582,654	¥ 667,787
Inventories	**131,492**	164,462	153,256	162,362	192,211
Property and equipment, at net book value	**1,157,013**	1,230,659	561,113	560,736	573,229
Total assets	**2,558,659**	3,244,071	1,834,612	2,021,803	2,150,435
Shareholders' equity	**(297,431)**	24,556	57,591	67,930	112,662
Average number shares outstanding (in thousands)	**615,519**	609,684	706,552	705,960	705,960

※Due to the change in the presentation requirements in Japan, certain reclassifications have been made to general and administrative expenses and income from operations for fiscal 2001 and prior years to conform to the presentation of the current year's results.

Merchandise Mix

	2002	2001	2000	1999	1998
Foodstuffs	**42%**	40%	42%	42%	42%
Clothing and personal care products	**19**	19	21	20	19
Household items, others	**24**	26	21	22	23
Wholesale	**15**	15	16	16	16
Total	**100%**	100%	100%	100%	100%
Net sales:					
Billions of yen	**¥ 2,237**	¥ 2,608	¥ 2,623	¥ 2,798	¥ 2,922
Millions of U.S. dollars	**$ 16,694**	$ 19,463	$ 19,575	$ 20,881	$ 21,806

The U.S. dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥134 to $1.00 as of February 28, 2002.

Number of Stores

	2002	2001	2000	1999	1998
Superstores					
Company	**286**	296	308	346	378
Subsidiaries	**327**	345	306	294	290
Total	**613**	641	614	640	668
Specialty stores*	**1,639**	1,397	563	1,608	1,510

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2002	2001	2000	1999	1998
Superstores					
Company	**2,135**	2,248	2,467	2,804	3,006
Subsidiaries	**816**	939	814	566	437
Total	**2,951**	3,187	3,281	3,370	3,443
Specialty stores*	**189**	332	219	298	290

* Includes subsidiaries and franchisees.

Consolidated Balance Sheets

February 28, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2002**	2001	**2002**
CURRENT ASSETS:			
Cash and cash equivalents (Note 5)	**¥ 145,688**	¥ 409,636	**$ 1,087,224**
Time deposits (Note 5)	**5,970**	46,674	**44,552**
Marketable securities (Note 4)	**212**	10,542	**1,582**
Notes and accounts receivable (Note 5):			
Financing primarily to consumers	**171,441**	232,753	**1,279,411**
Unconsolidated subsidiaries and affiliates	**16,515**	26,010	**123,246**
Other—principally trade	**232,233**	236,995	**1,733,082**
Allowance for doubtful accounts	**(15,717)**	(17,760)	**(117,291)**
Inventories (Note 5)	**131,492**	164,462	**981,284**
Deferred tax assets (Note 11)	**12,919**	10,282	**96,410**
Prepaid expenses	**18,624**	22,037	**138,985**
Total current assets	**719,377**	1,141,631	**5,368,485**
PROPERTY AND EQUIPMENT (Note 5):			
Land (Note 12)	**534,275**	563,273	**3,987,127**
Buildings and structures	**939,344**	961,910	**7,010,030**
Equipment and fixtures	**369,529**	391,783	**2,757,679**
Construction in progress	**9,854**	9,927	**73,537**
Total	**1,853,002**	1,926,893	**13,828,373**
Accumulated depreciation	**(695,989)**	(696,234)	**(5,193,948)**
Net property and equipment	**1,157,013**	1,230,659	**8,634,425**
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 5 and 8)	**385,104**	438,632	**2,873,911**
Investments and long-term loans receivable:			
Unconsolidated subsidiaries and affiliates (Notes 4 and 5)	**49,952**	103,531	**372,776**
Other (Notes 4 and 5)	**68,906**	96,082	**514,224**
Goodwill	**10,630**	67,017	**79,328**
Deferred tax assets (Note 11)	**41,898**	76,590	**312,672**
Other (Note 5)	**162,816**	121,605	**1,215,045**
Allowance for doubtful accounts	**(37,037)**	(31,676)	**(276,396)**
Total investments and other assets	**682,269**	871,781	**5,091,560**
Total	**¥ 2,558,659**	¥ 3,244,071	**$ 19,094,470**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	**2002**
CURRENT LIABILITIES:			
Short-term borrowings (Note 5)	**¥ 1,695,120**	¥ 1,929,326	**$ 12,650,149**
Current portion of long-term debt (Note 5)	**231,414**	270,000	**1,726,970**
Accounts payable—principally trade (Note 5)	**267,025**	368,672	**1,992,724**
Accrued expenses	**23,553**	33,264	**175,769**
Accrued income taxes (Note 11)	**2,306**	3,458	**17,209**
Deferred tax liabilities (Note 11)	**3,179**	934	**23,724**
Total current liabilities	**2,222,597**	2,605,654	**16,586,545**
LONG-TERM LIABILITIES:			
Long-term debt, less current portion (Note 5)	**212,820**	364,761	**1,588,209**
Lease deposits from lessees (Notes 5 and 8)	**76,580**	94,823	**571,492**
Employees' retirement benefits (Note 6)	**34,920**	17,911	**260,597**
Allowance for loss on business restructuring	**240,688**		**1,796,179**
Deferred tax liabilities (Note 11)	**34,022**	39,869	**253,896**
Other (Note 5)	**18,892**	73,571	**140,985**
Total long-term liabilities	**617,922**	590,935	**4,611,358**
MINORITY INTERESTS	**15,571**	22,926	**116,201**
CONTINGENT LIABILITIES (Note 13)			
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY) (Notes 7 and 17):			
Common stock—authorized, 1,900,000 thousand shares; issued, 713,696 thousand shares	**52,000**	52,000	**388,060**
Preferred stock—authorized, 100,000 thousand shares; issued and outstanding, 90,000 thousand shares	**60,030**		**447,985**
Subscription for new preferred stock		119,970	
Additional paid-in capital	**68,357**	152,414	**510,127**
Land revaluation surplus (Note 12)	**37,974**	37,966	**283,388**
Deficit	**(503,930)**	(315,375)	**(3,760,672)**
Net unrealized loss on available-for-sale securities (Note 2.f)	**(804)**		**(6,000)**
Foreign currency translation adjustments	**4,575**		**34,142**
Treasury stock—at cost, less reduction for impairment, 94,674 thousand shares at February 28, 2002 and 104,011 thousand shares at February 28, 2001 (Note 5)	**(15,633)**	(22,419)	**(116,664)**
Total shareholders' equity (capital deficiency)	**(297,431)**	24,556	**(2,219,634)**
TOTAL	**¥ 2,558,659**	¥ 3,244,071	**$ 19,094,470**

Consolidated Statements of Operations

Years Ended February 28, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	**2002**
OPERATING REVENUES	**¥ 2,498,877**	¥ 2,914,120	**$ 18,648,336**
COSTS AND OPERATING EXPENSES:			
Cost of revenues	**1,605,174**	1,885,243	**11,978,911**
Selling, general and administrative expenses (Note 8)	**849,414**	982,987	**6,338,910**
Total costs and operating expenses	**2,454,588**	2,868,230	**18,317,821**
INCOME FROM OPERATIONS	**44,289**	45,890	**330,515**
OTHER INCOME (EXPENSE):			
Net interest expense	**(38,330)**	(50,618)	**(286,045)**
Equity in earnings of affiliates	**2,421**	1,815	**18,067**
Loss arising from business restructuring (Note 10)	**(284,681)**		**(2,124,485)**
Other (Note 9)	**(20,049)**	81,285	**(149,619)**
Other income (expense)—net	**(340,639)**	32,482	**(2,542,082)**
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**(296,350)**	78,372	**(2,211,567)**
INCOME TAXES (Note 11):			
Current	**3,692**	13,069	**27,552**
Deferred	**32,500**	13,734	**242,538**
Total income taxes	**36,192**	26,803	**270,090**
MINORITY INTERESTS IN NET (INCOME) LOSS	**28**	(5,675)	**209**
NET INCOME (LOSS)	**¥ (332,514)**	¥ 45,894	**$ (2,481,448)**

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK—			
Net income (loss) (Note 2.p)	**¥ (540.22)**	¥ 81.05	**$ (4.03)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Capital Deficiency)

Years Ended February 28, 2002 and 2001

	Thousands		Millions of Yen								Treasury Stock	
	Issued Number of Shares										Thousands	Millions of Yen
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Subscription for New Preferred Stock	Additional Paid-in Capital	Land Revaluation Surplus	Deficit	Net Unrealized Loss on Available-for-sale Securities	Foreign Currency Translation Adjustments	Number of Shares of Common Stock	Amount
BALANCE, MARCH 1, 2000	713,696		¥ 52,000			¥152,414		¥ (143,820)			7,779	¥ (3,003)
Net income								45,894				
Adjustment of deficit for newly consolidated subsidiaries								(217,449)				
Treasury stock acquired—net											96,232	(19,416)
Land revaluation surplus (Note 12)							¥ 37,966					
Subscription for new preferred stock					¥ 119,970							
BALANCE, FEBRUARY 28, 2001	713,696		52,000		119,970	152,414	37,966	(315,375)			104,011	(22,419)
Net loss								(332,514)				
Treasury stock sold—net											(9,337)	6,786
Issuance of preferred stock (Note 7)		90,000		¥60,030	(119,970)	59,940						
Reversal of additional paid-in capital (Note 7)						(143,997)		143,997				
Land revaluation surplus (Note 12)							(30)					
Reversal of land revaluation surplus due to sale of land							38	(38)				
Net unrealized loss on available-for-sale securities									¥ (804)			
Foreign currency translation adjustments										¥ 4,575		
BALANCE, FEBRUARY 28, 2002	713,696	90,000	¥ 52,000	¥ 60,030		¥68,357	¥ 37,974	¥ (503,930)	¥ (804)	¥ 4,575	94,674	¥ (15,633)

	Thousands of U.S. Dollars (Note 1)								
	Common Stock	Preferred Stock	Subscription for New Preferred Stock	Additional Paid-in Capital	Land Revaluation Surplus	Deficit	Net Unrealized Loss on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 28, 2001	$ 388,060		$ 895,299	$ 1,137,418	$ 283,328	$ (2,353,545)			$ (167,306)
Net loss						(2,481,448)			
Treasury stock sold—net									50,642
Issuance of preferred stock (Note 7)		$ 447,985	(895,299)	447,314					
Reversal of additional paid-in capital (Note 7)				(1,074,605)		1,074,605			
Land revaluation surplus (Note 12)					(224)				
Reversal of land revaluation surplus due to sale of land					284	(284)			
Net unrealized loss on available-for-sale securities							$ (6,000)		
Foreign currency translation adjustments								$ 34,142	
BALANCE, FEBRUARY 28, 2002	$ 388,060	$ 447,985		$ 510,127	$ 283,388	$ (3,760,672)	$ (6,000)	$ 34,142	$ (116,664)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended February 28, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	**2002**
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	**¥ (296,350)**	¥ 78,372	**$ (2,211,567)**
Adjustments for:			
Depreciation and amortization	**71,892**	94,646	**536,507**
Amortization of goodwill	**54,975**	8,652	**410,261**
Increase in allowance for doubtful accounts	**3,408**	22,190	**25,433**
Increase in reserve for retirement benefits	**18,259**	390	**136,261**
Increase in allowance for loss on business restructuring	**240,688**		**1,796,179**
Interest expense	**40,980**	54,860	**305,821**
Loss on disposal of property and equipment	**16,861**	9,910	**125,828**
Gain on sales of investments in subsidiaries and affiliates—net	**(48,160)**	(255,909)	**(359,402)**
Decrease (increase) in notes and accounts receivable	**72,736**	(54,903)	**542,806**
Loss on valuation of investment securities	**32,710**	8,407	**244,104**
Decrease in inventories	**16,568**	23,562	**123,642**
Increase (decrease) in accounts payable and accrued expenses	**(70,863)**	32,251	**(528,828)**
Interest paid	**(37,983)**	(53,026)	**(283,455)**
Income taxes paid	**(4,086)**	(13,146)	**(30,493)**
Other—net	**(49,443)**	30,471	**(368,978)**
Total adjustments	**358,542**	(91,645)	**2,675,686**
Net cash provided by (used in) operating activities	**62,192**	(13,273)	**464,119**
INVESTING ACTIVITIES:			
Payments for time deposits	**(77,287)**	(7,734)	**(576,769)**
Proceeds from time deposits	**113,373**	13,774	**846,067**
Acquisition of property and equipment	**(66,014)**	(90,955)	**(492,642)**
Proceeds from sales of investment securities	**126,391**	298,182	**943,216**
Payments for lease deposits	**(4,870)**	(33,141)	**(36,343)**
Proceeds from redemption of lease deposits	**37,769**	51,981	**281,858**
Other—net	**(17,335)**	(23,074)	**(129,365)**
Net cash provided by investing activities	**112,027**	209,033	**836,022**
FINANCING ACTIVITIES:			
Decrease in short-term borrowings-net	**(237,313)**	(107,207)	**(1,770,993)**
Proceeds from long-term debt	**66,267**	136,578	**494,530**
Repayment of long-term debt	**(237,516)**	(404,974)	**(1,772,507)**
Repayment of other long-term liabilities	**(28,319)**		**(211,336)**
Subscription for new preferred stock		119,970	
Other—net	**268**	10,348	**2,000**
Net cash used in financing activities	**(436,613)**	(245,285)	**(3,258,306)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**469**	674	**3,501**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(261,925)**	(48,851)	**(1,954,664)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**409,636**	183,289	**3,056,985**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR		275,198	
DECREASE IN CASH AND CASH EQUIVALENTS BY DECONSOLIDATION OF A SUBSIDIARY	**(2,023)**		**(15,097)**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 145,688**	¥ 409,636	**$ 1,087,224**
CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	**¥ 128,936**	¥ 405,285	**$ 962,209**
Liabilities decreased	**109,949**	231,343	**820,515**

See notes to consolidated financial statements.

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made in the 2001 financial statements to conform to the classifications used in 2002.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥134 to $1, the approximate rate of exchange at February 28, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

a. Consolidation

The accompanying consolidated financial statements as of February 28, 2002 and 2001, include the accounts of the Company and all of the subsidiaries (together, the "Companies"), except for one subsidiary in 2002 and several subsidiaries in 2001, which have an immaterial effect on the consolidated financial statements and are stated at cost.

Under the control concept, those companies in which the Parent is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for using the equity method.

The investment in the partnership (D/E Hawaii Joint Venture) was accounted for using the equity method.

The number of consolidated subsidiaries, affiliates and partnership for fiscal 2002 and 2001 are summarized below:

	2002	2001
Consolidated subsidiaries	133	153
Affiliates	15	17
Partnership		1

Intercompany balances and transactions have been eliminated in consolidation. Intercompany profits resulting from transactions among the Companies and from downstream transactions (sales from the Companies to affiliates) have been fully eliminated. Intercompany profits resulting from transactions among affiliates and from upstream transactions (sales from affiliates to the Companies) have been eliminated to the extent of percentage ownership by the Companies.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed as incurred.

Effective March 1, 2000, the Company changed its consolidation scope from the application of the ownership concept to the control concept in accordance with new accounting standards for consolidated financial statements. Under the control concept, those companies in which the Parent is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. As a result, four subsidiaries previously accounted for by the cost method were newly consolidated in 2001 consolidated financial statements. The change of deficit arising from the change in the consolidation scope was recognized as "Adjustment of deficit for newly consolidated subsidiaries" in the consolidated statements of shareholders' equity (capital deficiency) for the year ended February 28, 2001.

Effective March 1, 2000, in accordance with new accounting standards for consolidated financial statements, the Company recognized goodwill representing the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition. The effect of this change as of February 28, 2001 was to increase total assets by ¥383 million and minority interests by ¥319 million, net of applicable taxes.

In addition, the increase in the number of consolidated subsidiaries during the year ended February 28, 2001, resulted in a decrease in total assets by ¥38,565 million and increase in minority interests by ¥1,561 million, net of applicable taxes, respectively.

b. Foreign Currency Financial Statements

Financial statements of foreign consolidated subsidiaries are translated into yen at year-end rates except for shareholders' equity which is translated at historical rates.

Prior to March 1, 2001, differences arising from such translation were presented as either all asset or liability in the consolidated balance sheet.

Effective March 1, 2001, such differences are presented as "Foreign currency translation adjustments" in a separate component of shareholders' equity (capital deficiency) in accordance with the revised accounting standard for foreign currency transactions.

c. Foreign Currency Transactions

Prior to March 1, 2001, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective March 1, 2001, the Companies adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

d. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

e. Inventories

Merchandise inventories are principally stated at cost as determined by the retail method applied on an average basis.

f. Marketable and Investment Securities

Prior to March 1, 2001, marketable and investment securities were stated at cost determined principally by the moving-average method.

Effective March 1, 2001, the Companies adopted a new accounting standard for financial instruments, including marketable and investment securities.

Under this standard, all securities held by the Companies are classified as available-for-sale securities, and stated at cost determined principally by the moving-average method under the provision of the new standard. From the next fiscal year, available-for-sale securities will be reported at fair value, with unrealized gains and losses, net of applicable taxes reported in a separate component of shareholders' equity (capital deficiency). Under the provision of the new standard, which encourages early application of fair value method, certain listed affiliates report marketable available-for-sale securities at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity (capital deficiency).

Where the market value declines to less than half of the carrying value and such decline is deemed to be other than temporary, the value of securities is written down to market.

In addition, according to the new standard, marketable securities of ¥10,314 million ($76,970 thousand) which was classified as current assets as of February 28, 2001, was transferred to investment securities at March 1, 2001.

g. Property and Equipment

Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 8 to 50 years for buildings and structures, and from 3 to 20 years for equipment and fixtures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2002 and 2001 was ¥63,738 million ($475,657 thousand) and ¥77,827 million, respectively.

h. Accrued Bonuses

Prior to March 1, 2001, the Company and consolidated subsidiaries provided for accrued bonuses, which were included in accrued expenses, based on the estimate of future bonus payments to their employees, in the accompanying consolidated balance sheets.

In order to carry out the structural reform set by "Daiei Group New Three-Year Restoration Program," the Company introduced a new personnel strategy that centers on less definitely classified roles among full-time employees, temporary employees and part-time employees. Based on this new personnel strategy, the Company has substantially shifted from a monthly salary system to a semiannual salary system which includes employees' bonuses, in which the employees' semiannual salary is to be determined based on the Company's semiannual business performance and personnel ratings.

Due to this change in the payroll system, the Company and certain consolidated subsidiaries are not required to provide accrued bonuses, since the bonus, which used to be separately accounted for, is now included in the semiannual salary.

The effect of this change was to decrease loss before income taxes and minority interests for the year ended February 28, 2002, by ¥2,194 million ($16,373 thousand).

Payments of bonuses to directors and corporate auditors require approval by the shareholders at the general meeting which is held within three months after the close of the fiscal year and are charged to retained earnings when paid.

i. Employees' Retirement Benefits

The Company has a contributory funded pension plan and an unfunded retirement benefit plan covering substantially all employees. Prior to March 1, 2001, the annual contributions to an outside trustee under the funded pension plan were charged to income when paid while the annual provisions for employees' severance payments under the unfunded retirement plan were calculated to state their liability at 40% of the amount which would have been required if all employees voluntarily terminated their employment at the balance sheet date.

Most of the Company's consolidated subsidiaries have unfunded retirement benefit plans and have recorded a liability for either 40% or 100% of the amount which would be required if all employees voluntarily terminated their employment at the balance sheet date prior to March 1, 2001. Certain consolidated subsidiaries have non-contributory funded pension plans whereby the annual contributions made to an outside trustee under the funded pension plan were charged to income when paid.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The Company contributed certain available-for-sale securities with a fair value of ¥30,816 million ($229,970 thousand) to the employee retirement benefit trust for the Company's contributory funded pension plan, and recognized a non-cash gain of ¥30,343 million ($226,440 thousand) (see Notes 6 and 9). The securities held in this trust are qualified as plan assets.

The transitional obligation at the beginning of the year amounted to ¥161,380 million ($1,204,328 thousand) of which ¥30,816 million ($229,970 thousand) was recognized as an expense as a result of the aforementioned contribution of available-for-sale securities. The remaining net transitional obligation, amounting to ¥130,564 million ($974,358 thousand), will principally be amortized over 15 years on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of operations. Certain domestic consolidated subsidiaries charge the transitional obligation to income while other companies amortize over 5 years on straight-line method.

Directors and corporate auditors are not covered by the retirement and termination plans described above. Benefits paid to such individuals are charged to income when paid. Any amounts eventually payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

j. Allowance for Loss on Business Restructuring

Allowance for loss on business restructuring is provided for costs to be incurred through structural reform set out by the "Daiei Group New Three-Year Restoration Program" and is presented as "loss arising from business restructuring" in the consolidated statement of operations for the year ended February 28, 2002.

k. Leases

The Companies conduct a large part of their retail store operations in leased facilities. Operations are charged currently for rentals as specified in the lease agreements. No lease obligations have been capitalized in accordance with accounting practices in Japan.

The Companies also lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under

Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 8.b).

l. Derivatives and Hedging Activities

The Company and certain consolidated subsidiaries use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps and interest rate options are utilized to reduce foreign currency exchange and interest rate risks. The Company and domestic consolidated subsidiaries do not enter into derivatives for trading or speculative purposes.

Effective March 1, 2001, the Company and domestic subsidiaries adopted a new accounting standard for derivative financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps and interest rate options are utilized to hedge interest rate exposures of long-term debt. These swaps and options, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liability or asset. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

m. Stock and Debt Issuance Costs

Stock and debt issuance costs are charged to income as incurred.

n. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. Appropriations of Retained Earnings or Deficit

Appropriations of retained earnings or deficit at each year end are reflected in the financial statements for the following year upon shareholders' approval.

p. Per Share Information

The computation of net income loss per share is based on the weighted average number of shares of common stock outstanding during each year. The average number of common shares used in the computation was 615,548,682 shares for fiscal 2002 and 566,211,113 shares for fiscal 2001.

Diluted net income per share is not disclosed because it is anti-dilutive.

3. The Effect of Adoption of New Accounting Standards

a. Employees' Retirement Benefits

Net periodic benefit costs for the year ended February 28, 2002, as compared with the prior method, increased by ¥48,885 million ($364,813 thousand) and loss before income taxes and minority interests increased by the same amount.

b. Financial Instruments

The effect was to increase loss before income tax and minority interests for the year ended February 28, 2002 by ¥8,444 million ($63,015 thousand).

c. Foreign Currency Transactions

Nil.

4. Marketable Securities, Investments and Long-Term Loans Receivable

The aggregate carrying values and market values, and the unrealized gains (losses) on the current and non-current portfolios of available-for-sale securities as of February 28, 2002, were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2002			2002		
	Carrying Value	Market Value	Unrealized Gains (Losses)—Net	Carrying Value	Market Value	Unrealized Gains (Losses)—Net
Current—Available-for-sale—marketable securities	¥ 212	¥ 211	¥ (1)	$ 1,582	$ 1,575	$ (7)
Total	¥ 212			$ 1,582		
Non-current:						
Unconsolidated subsidiaries and affiliate securities carried at equity method	¥ 48,430			$ 361,418		
Available-for-sale:						
Marketable securities	25,652	29,679	4,027	191,433	221,485	30,052
Non-marketable securities	21,496			160,418		
Loans and others	23,280			173,731		
Total	¥ 118,858			$ 887,000		

Marketable and investment securities whose fair value was not readily determinable as of February 28, 2002 were equity securities of ¥21,496 million ($160,418 thousand).

Commencing from the next fiscal year, available-for-sale securities will be reported at fair value, with unrealized gains and losses, net of applicable taxes reported in a separate component of shareholders' equity (capital deficiency). If available-for-sale securities were evaluated at fair value as of February 28, 2002, the reported amount would be total ¥29,890 million ($223,060 thousand) with unrealized gains of ¥2,534 million ($18,910 thousand), deferred tax liabilities of ¥1,964 million ($14,657 thousand) and minority interests would decrease ¥472 million ($3,522 thousand).

The aggregate carrying values and market values, and the unrealized gains (losses) on the current and non-current portfolios of marketable equity securities as of February 28, 2001, were as follows:

	Millions of Yen		
	2001		
	Carrying Value	Market Value	Unrealized Gains (Losses)—Net
Current	¥ 9,684	¥ 7,417	¥ (2,267)
Non-current	143,976	165,154	21,178
Total	¥ 153,660	¥ 172,571	¥ 18,911

5. Short-term Borrowings and Long-term Debt

Short-term borrowings at February 28, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Short-term loans:			
From banks and insurance companies	**¥ 1,687,920**	¥ 1,864,926	**$ 12,596,418**
Commercial paper	**7,200**	64,400	**53,731**
Total	**¥ 1,695,120**	¥ 1,929,326	**$ 12,650,149**

The weighted-average interest rates of short-term borrowings and commercial paper for the year ended February 28, 2002 were 1.5% and 1.7%, respectively.

The Company has historically financed a portion of capital expenditures through short-term bank borrowings which have been renewed upon maturity, and management anticipates that this financing method will be continued.

As is customary in Japan, the Company and its domestic subsidiaries maintain deposit balances with banks with which they have short-term or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

In order to obtain the capital for drastic structural reforms aimed at the restoration of profitability, the Company has entered into commitment loan facility agreement limit contracts with UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Fuji Bank (at present Mizuho Corporate Bank, Ltd.) whose total amounts to ¥500,000 million ($3,731,343 thousand) since fiscal 2001.

Long-term debt as of February 28, 2002 and 2001, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
1.5%-7.3% loans from banks and insurance companies, due 2002-2021:			
Collateralized	**¥ 337,329**	¥ 258,051	**$ 2,517,381**
Unsecured	**87,505**	316,710	**653,022**
Unsecured 6.4% straight bonds, payable in Euro-yen, due February 27, 2002		20,000	
Unsecured 2.1%–2.8% straight bonds, due November 21, 2001 through November 19, 2004	**19,400**	40,000	**144,776**
Total	**444,234**	634,761	**3,315,179**
Current portion included in current liabilities	**(231,414)**	(270,000)	**(1,726,970)**
Total	**¥ 212,820**	¥ 364,761	**$ 1,588,209**

Aggregate annual maturities of long-term debt less current portion are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 94,335	$ 703,993
2005	57,550	429,478
2006	10,775	80,410
2007	8,172	60,985
2008 and thereafter	41,988	313,343
Total	¥ 212,820	$ 1,588,209

As of February 28, 2002, the following assets and treasury stock were pledged as collateral to secure short-term debt of ¥1,493,278 million ($11,143,866 thousand), accounts payable of ¥19,022 million ($141,955 thousand), long-term debt (including current portion) of ¥337,329 million ($2,517,381 thousand), lease deposits from lessees of ¥660 million ($4,925 thousand), and other long-term liabilities of ¥6,364 million ($47,493 thousand).

Assets and Treasury Stock	Millions of Yen	Thousands of U.S. Dollars
Cash and cash equivalents	¥ 1,054	$ 7,866
Time deposits	3,421	25,530
Inventories	86	642
Notes and accounts receivable	64,584	481,970
Buildings and structures	349,128	2,605,433
Land	505,140	3,769,701
Construction in progress	6,758	50,433
Investment securities (including those in consolidated subsidiaries which have been eliminated in consolidation)	79,372	592,328
Lease deposits	158,703	1,184,351
Other long-term assets	807	6,022
Treasury stock	3,726	27,806

6. Employees' Retirement Benefits

Effective March 1, 2001, the Companies adopted a new accounting standard for employees' retirement benefits.

The liability for employees' retirement benefits at February 28, 2002, consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Projected benefit obligation	¥ 381,275	$2,845,335
Fair value of plan assets	(208,652)	(1,557,104)
Unrecognized transitional obligation	(112,986)	(843,179)
Unrecognized actuarial loss	(31,626)	(236,015)
Unrecognized prior service cost	6,909	51,560
Net liability	¥ 34,920	$ 260,597

The components of net periodic retirement benefit costs for the year ended February 28, 2002, were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Service cost	¥ 16,968	$ 126,627
Interest cost	10,123	75,545
Expected return on assets	(8,063)	(60,172)
Amortization of plan transitional obligation (see Note 2.i)	44,650	333,209
Recognized actuarial loss	133	992
Amortization of prior service cost	(59)	(440)
Net periodic benefit costs	¥ 63,752	$ 475,761

Assumptions used for the year ended February 28, 2002, were set forth as follows:

Discount rate	2.0%–3.0%
Expected rate of return on plan assets	1.6%–4.5%
Amortization period of prior service cost	Principally 10 years
Recognition period of actuarial gain/loss	Principally 10 years
Amortization period of transitional obligation	Principally 15 years

7. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which was included in the account of deficit totaled ¥13,000 million as of February 28, 2001. Additional paid-in capital of ¥143,997 million ($1,074,605 thousand) and legal reserve amount of ¥13,000 million ($97,015 thousand) were netted against the deficit upon resolution by the shareholders at the general shareholders meeting held on May 24, 2001. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The shareholders approved the declaration of no dividends for the year ended February 28, 2002 at the general shareholders meeting held on May 23, 2002.

As of February 28, 2002 and 2001, the Company's shares were held as follows:

	2002	2001
The Company	5,831,311 shares	2,091 shares
Consolidated subsidiaries	88,843,115 〃	104,009,815 〃
Affiliated companies	55,984,690 〃	46,766,490 〃

Issuance of Convertible Preferred Stock
At the extraordinary general meeting of the shareholders held on January 30, 2001, the articles of incorporation of the Company were amended as follows:

Authorized number of shares were expanded to 2,000 million shares which consists of 1,900 million shares of common stock, 50 million shares of class A preferred stock and 50 million shares of class B preferred stock.

Based on the resolution of the Board of Directors of the Company held on January 30, 2001 and thereafter, the Company is permitted to purchase treasury stock, either common stock or preferred stock or both, with a maximum limit of 70 million shares, and redeem them in the method of offsetting against unappropriated retained earnings. Also, the Company is permitted to purchase treasury stock, either common stock or preferred stock or both, with maximum limits of 100 million shares and an aggregate acquisition amount of ¥30,000 million, and redeem them in the method of offsetting against additional paid-in capital.

In accordance with the resolution of the Board of Directors on January 30, 2001, the Company increased capital by issuing following preferred stocks on March 1, 2001.

	Class A	Class B
Number of new shares issued	45,000,000 shares of no par value stock	45,000,000 shares of no par value stock
Issue price	¥1,333 ($10) per share	¥1,333 ($10) per share
Total issue price	¥59,985 million ($447,649 thousand)	¥59,985 million ($447,649 thousand)
Stated capital per share	¥667 ($5)	¥667 ($5)
Total stated capital	¥30,015 million ($223,993 thousand)	¥30,015 million ($223,993 thousand)
Preferred dividends	Japanese yen TIBOR 6 months + 1.0%, non-cumulative but participating	Japanese yen TIBOR 6 months + 2.0%, non-cumulative and non-participating
Voting right	None except as prescribed in article of 242 of the Code	None except as prescribed in article of 242 of the Code
Conversion to common stock	At ¥236 (to be adjusted) during March 1, 2006-February 25, 2021	At ¥236 (to be adjusted) during March 1, 2008-February 27, 2019
Distribution of assets	At ¥1,333 per share, preferred distributions to the shareholders of common stock	At ¥1,333 per share, preferred distributions to the shareholders of common stock

As far as voting rights of Class A and Class B preferred stock are concerned, the article of incorporation was amended at the 51st ordinary general meeting of shareholders held on May 23, 2002, and the shareholders of these preferred stocks do not have voting rights except for the case a proposition for the payment of preferred dividends to these preferred shareholders is not submitted to an ordinary general meeting of shareholders.

In accordance with the resolution of the Board of Directors on April 19, 2002, the condition of conversion to common stock will be changed when reverse stock split come into force as follows:

	Class A	Class B
Conversion to common stock	At ¥472 during March 1, 2006–February 25, 2021	At ¥472 during March 1, 2008–February 27, 2019

8. Leases

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts being renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract, however, these agreements generally are renewable upon expiration. There is no provision for additional rentals based upon sales.

Generally, a large portion of the construction costs of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%-20% which is refundable upon termination of the lease contract, are to be refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract and most, except for the aforementioned withholdings, bear interest ranging up to 3% in the remaining 10 years of the contracts.

Rental expenses for store facilities, office space and equipment for fiscal 2002 and 2001 were ¥140,959 million ($1,051,933 thousand) and ¥180,838 million, respectively, including ¥2,417 million ($18,037 thousand) and ¥3,236 million of lease payments under finance leases.

a. Lessee

Following is pro forma information for fiscal 2002 and 2001, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee.

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2002			Year Ended February 28, 2001			Year Ended February 28, 2002		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 11,593	¥ 49	¥ 11,642	¥ 13,251	¥ 343	¥ 13,594	$ 86,515	$ 366	$ 86,881
Accumulated depreciation	6,195	27	6,222	6,729	119	6,848	46,231	202	46,433
Net leased property	¥ 5,398	¥ 22	¥ 5,420	¥ 6,522	¥ 224	¥ 6,746	$ 40,284	$ 164	$ 40,448

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Due within one year	**¥ 2,090**	¥ 2,570	**$ 15,597**
Due after one year	**3,604**	4,452	**26,896**
Total	**¥ 5,694**	¥ 7,022	**$ 42,493**

Depreciation expense and interest expense under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Depreciation expense	**¥ 2,180**	¥ 2,950	**$ 16,269**
Interest expense	**290**	302	**2,164**
Total	**¥ 2,470**	¥ 3,252	**$ 18,433**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of operations, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Due within one year	**¥ 20,816**	¥ 27,591	**$ 155,343**
Due after one year	**159,290**	205,803	**1,188,732**
Total	**¥ 180,106**	¥ 233,394	**$ 1,344,075**

Sublease agreements with tenants are generally for terms of six years, cancelable and renewable, and annual rental charges are renegotiated every three years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company sold claims on certain lease deposits to third parties for ¥7,928 million in fiscal 1999. Unredeemed deposits corresponding to the transferred claims outstanding as of February 28, 2002, totaled ¥14,056 million ($104,896 thousand), a substantial portion of which is subject to put options of the seller. The transactions were deemed a sale because economic benefits and risks under the store lease agreements were transferred to the purchaser, although the legal position and rights were not transferred.

The Company collateralized other store lease deposits of ¥2,118 million ($15,806 thousand) to provide additional security to buyers of the lease deposit claims.

b. Lessor

Following is pro forma information for fiscal 2002 and 2001, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee.

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2002			Year Ended February 28, 2001			Year Ended February 28, 2002		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 25,939	¥ 2,109	¥ 28,048	¥ 14,977	¥ 1,188	¥ 16,165	$ 193,575	$ 15,739	$ 209,314
Accumulated depreciation	15,384	948	16,332	8,128	820	8,948	114,806	7,075	121,881
Net leased property	¥ 10,555	¥ 1,161	¥ 11,716	¥ 6,849	¥ 368	¥ 7,217	$ 78,769	$ 8,664	$ 87,433

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Due within one year	**¥ 4,279**	¥ 2,941	**$ 31,933**
Due after one year	**7,946**	4,517	**59,298**
Total	**¥ 12,225**	¥ 7,458	**$ 91,231**

Depreciation expense and interest income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Depreciation expense	**¥ 5,533**	¥ 2,505	**$ 41,291**
Interest income	**734**	278	**5,478**
Total	**¥ 6,267**	¥ 2,783	**$ 46,769**

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

9. Other Income (Expense)

Other income (expense)-other for fiscal 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Gain on sales of investment in subsidiaries and affiliates—net	**¥ 48,160**	¥ 255,909	**$ 359,402**
Gain on contribution to employee retirement benefit trust	**30,343**		**226,440**
Gain (loss) on sales of property and equipment—net	**5,813**	(7,463)	**43,381**
Gain (loss) on sales of investment securities-net	**1,534**	(5,516)	**11,448**
Amortization amount of transitional obligations (see Note 2.i)	**(44,650)**		**(333,209)**
Loss on valuation of investment securities	**(32,710)**	(8,407)	**(244,104)**
Allowance for doubtful accounts	**(13,387)**	(16,595)	**(99,903)**
Loss on disposal of property and equipment	**(13,004)**	(9,643)	**(97,045)**
Loss from bad debt	**(11,635)**		**(86,828)**
Loss on valuation of treasury stock	**(3,510)**	(21,054)	**(26,194)**
Loss on sales of treasury stock-net	**(1,504)**	(13,455)	**(11,224)**
Loss on anticipated cancellation of stores	**(600)**	(3,940)	**(4,478)**
Loss on store closings		(51,563)	
Additional retirement payment		(19,091)	
Loss on disposal of merchandising inventories		(5,431)	
Other-net	**15,101**	(12,466)	**112,695**
Total	**¥ (20,049)**	¥ 81,285	**$ (149,619)**

10. Loss Arising from Business Restructuring

Loss arising from business restructuring was recognized to execute drastic business restructuring in accordance with the Daiei Group's "New Three-Year Restoration Program" in February 2002.

Estimated losses on store closings of ¥178,878 million ($1,334,910 thousand), full amortization of goodwill of ¥50,178 million ($374,463 thousand), additional retirement payments of ¥11,184 million ($83,463 thousand), and others of ¥44,441 million ($331,649 thousand) were included.

11. Income Taxes

Income taxes applicable to the Company include corporation, enterprise and inhabitant taxes which, in aggregate, result in a normal effective statutory tax rate in Japan of approximately 42.1% for the years ended February 28, 2002 and 2001.

A reconciliation between the normal effective statutory tax rates for the years ended February 28, 2002 and 2001, and the actual effective tax rates reflected in the accompanying consolidated statements of operations were as follows:

	2002	2001
Normal effective statutory tax rate	**42.1 %**	42.1 %
Utilization of tax loss carryforwards		(64.3)
Valuation allowance	**(49.8)**	(22.0)
Tax benefits not recognized on operating losses of subsidiaries	**(12.0)**	61.8
Undistributed earnings of affiliated companies	**6.5**	28.0
Other-net	**1.0**	(11.4)
Actual effective tax rate	**(12.2) %**	34.2 %

Significant components of deferred tax assets and liabilities at February 28, 2002 and 2001, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Deferred tax assets:			
Tax loss carryforwards	**¥ 238,013**	¥ 275,559	**$ 1,776,217**
Loss arising from business restructuring	**101,330**		**756,194**
Loss on valuation of investment securities	**22,452**	37,119	**167,552**
Allowance for doubtful accounts	**12,007**	6,961	**89,605**
Employees' retirement benefits	**11,336**	3,960	**84,597**
Loss on store closings		19,334	
Additional retirement payment		5,265	
Other	**25,466**	18,518	**190,045**
Less valuation allowance	**(339,188)**	(265,092)	**(2,531,254)**
Deferred tax assets	**71,416**	101,624	**532,956**
Deferred tax liabilities:			
Land revaluation	**(27,633)**	(27,606)	**(206,217)**
Gain on contribution to employee retirement benefit trust	**(12,973)**		**(96,813)**
Undistributed earnings of affiliated companies	**(4,125)**	(23,480)	**(30,784)**
Other	**(9,069)**	(4,469)	**(67,679)**
Deferred tax liabilities	**(53,800)**	(55,555)	**(401,493)**
Net deferred tax assets	**¥ 17,616**	¥ 46,069	**$ 131,463**

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

12. Land Revaluation

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity.

There is no effect on the consolidated statements of operations. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The details of the one-time revaluation as of February 28, 2001, were as follows:

Land before revaluation:	¥110,893 million
Land after revaluation:	¥176,466 million
Land revaluation excess:	¥37,966 million (net of income taxes of ¥27,607 million)

As of February 28, 2002, aggregate market value of the Company's land has declined by ¥17,407 million ($129,903 thousand).

In addition, a subsidiary also adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2002, for the amount of ¥30 million on a consolidated basis.

13. Contingent Liabilities

As of February 28, 2002, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Employees' housing loans	¥ 663	$ 4,948
Borrowings of store lessors and other companies	8,963	66,888

14. Derivatives

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

Daiei OMC Co., Ltd., DGB Co., Ltd. and Japan Distribution Lease Co., Ltd., all of which are the Company's consolidated subsidiaries, enter into interest rate swap contracts and interest rate option contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk.

However, the said risk is considered to be limited since the derivative transactions are used within the limits of actual trade demand. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes.

Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Companies had the following derivatives contracts outstanding at February 28, 2002 and 2001:

	Millions of Yen					
	2002			2001		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Forward exchange contracts:						
Buying U.S.$				¥ 548	¥ 563	¥ 15
Buying FFr.				7	7	
Interest rate contracts:						
Interest swaps (fixed rate payment, floating rate receipt)	¥ 13,500	¥ (508)	¥ (508)	228,250	(14,465)	(14,465)
Interest option—buying	36,757	25	(847)	36,757	100	(772)

	Thousands of U.S. Dollars		
	2002		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Interest rate contracts:			
Interest swaps (fixed rate payment, floating rate receipt)	$ 100,746	$ (3,791)	$ (3,791)
Interest option—buying	274,306	187	(1,395)

Certain derivative contracts which qualify for hedge accounting for the year ended February 28, 2002, are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

15. Segment Information

a. Operations in Different Businesses

	Millions of Yen						
	Year Ended February 28, 2002						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2002							
Operating revenues:							
Customers	¥ 2,050,269	¥ 108,501	¥ 55,355	¥ 284,752	¥2,498,877		¥2,498,877
Transfers between segments	44,458	36,656	42,801	157,199	281,114	¥ (281,114)	
Total	2,094,727	145,157	98,156	441,951	2,779,991	(281,114)	2,498,877
Costs and operating expenses	2,090,104	118,361	90,067	436,166	2,734,698	(280,110)	2,454,588
Operating income	¥ 4,623	¥ 26,796	¥ 8,089	¥ 5,785	¥ 45,293	¥ (1,004)	¥ 44,289
Assets, Depreciation and Capital Expenditures—2002							
Assets	¥ 1,571,374	¥1,343,416	¥578,223	¥364,073	¥3,857,086	¥(1,298,427)	¥2,558,659
Depreciation	21,273	24,776	11,214	12,345	69,608		69,608
Capital expenditures	20,639	22,907	1,579	11,547	56,672		56,672

	Thousands of U.S. Dollars						
	Year Ended February 28, 2002						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2002							
Operating revenues:							
Customers	$15,300,515	$809,709	$413,097	$2,125,015	$18,648,336		$ 18,648,336
Transfers between segments	331,776	273,552	319,410	1,173,127	2,097,865	$(2,097,865)	
Total	15,632,291	1,083,261	732,507	3,298,142	20,746,201	(2,097,865)	18,648,336
Costs and operating expenses	15,597,791	883,291	672,142	3,254,970	20,408,194	(2,090,373)	18,317,821
Operating income	$ 34,500	$199,970	$ 60,365	$ 43,172	$ 338,007	$ (7,492)	$ 330,515
Assets, Depreciation and Capital Expenditures—2002							
Assets	$11,726,672	$10,025,492	$4,315,097	$2,716,963	$28,784,224	$(9,689,754)	$19,094,470
Depreciation	158,754	184,895	83,687	92,127	519,463		519,463
Capital expenditures	154,022	170,948	11,783	86,172	422,925		422,925

	Millions of Yen						
	Year Ended February 28, 2001						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2001							
Operating revenues:							
Customers	¥ 2,459,537	¥ 97,532	¥ 55,443	¥ 301,608	¥ 2,914,120		¥ 2,914,120
Transfers between segments	46,390	47,141	37,550	309,566	440,647	¥ (440,647)	
Total	2,505,927	144,673	92,993	611,174	3,354,767	(440,647)	2,914,120
Costs and operating expenses	2,494,985	121,774	87,105	604,049	3,307,913	(439,683)	2,868,230
Operating income	¥ 10,942	¥ 22,899	¥ 5,888	¥ 7,125	¥ 46,854	¥ (964)	¥ 45,890
Assets, Depreciation and Capital Expenditures—2001							
Assets	¥ 1,679,993	¥ 1,788,534	¥ 675,740	¥512,179	¥4,656,446	¥ (1,412,375)	¥ 3,244,071
Depreciation	31,868	28,787	10,447	15,266	86,368		86,368
Capital expenditures	44,863	23,040	98,883	9,854	176,640		176,640

Notes:

1. Classification of Business Segments—The business segments, which are classified according to the Companies' strategy, principally include the following:

   Retail Business consists of general merchandise stores, supermarkets, discount stores, department stores and specialty stores for the sale of clothing and sundry goods.

   Finance Business consists of sales of financial instruments, finance and lease business.

   Development Business consists of store development, operation, management and real estate services.

   Other Business consists of food-service, hotel and leisure business.

2. As explained in Note 2.i, the Companies adopted the new accounting standard for employees' retirement benefits effective March 1, 2001. As a result of adoption of this new accounting standard, operating income of retail, finance, development and other segments for the year ended February 28, 2002, as compared with the prior method decreased by ¥1,961 million ($14,634 thousand), ¥327 million ($2,440 thousand), ¥4 million ($30 thousand) and ¥1,872 million ($13,970 thousand), respectively.

   As explained in Notes 2.f and 2.I, the Companies adopted the new accounting standard for financial instruments effective March 1, 2001. As a result of adoption of these new accounting standards, operating income of the retail and finance segments for the year ended February 28, 2002, as compared with the prior method decreased by ¥324 million ($2,418 thousand) and ¥1,569 million ($11,709 thousand), respectively.

b. Segment Information by Geographic Area—Operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2002 and 2001 represented more than 90% of the consolidated operating revenues and total assets of the respective years. Accordingly, segment information by geographic area is not disclosed.

c. Overseas Operating Revenues—Overseas operating revenues for fiscal 2002 and 2001 were less than 10% of the consolidated operating revenues of the respective years. Accordingly, information of overseas operating revenues is not disclosed.

16. Additional Information

The Company has been executing the "Amended Three-Year Restoration Program (Phoenix Plan)" launched in November 2000 and has nearly achieved its targets. However, in fiscal 2002, due to various factors such as a weak corporate financing situation and adverse economic conditions in Japan, the financial results of the Company did not live up to market expectations. Under these circumstances and in order to restore the credibility in markets, the Company has come to a conclusion that it is indispensable for the Company to put drastic business restructuring into practice to realize both liquidation of its unprofitable stores and sluggish businesses and early reduction of its interest-bearing debts. Accordingly, the Company publicly announced the Daiei Group's "New Three-Year Restoration Program" in February 2002, which would enable the Company to accomplish drastic business restructuring by obtaining support from the shareholders and its three main banks, UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Fuji Bank (at present Mizuho Corporate Bank, Ltd.). As of February 28, 2002, the Company temporarily faced a net capital deficiency as a result of posting a large loss arising from the execution of drastic business restructuring. However, the Company expects that the net capital deficiency will be resolved by the end of August 2002 through the financial rescue package to be extended by these three main banks. The Company puts its top priority on the achievement of the Daiei Group's "New Three-Year Restoration Program." In the ordinary general meeting of shareholders held on May 23, 2002, a capital reduction and reverse stock split were approved. A debt-for-equity swap arrangement was approved in the Company's board meeting held on the same day. The details of these arrangements are described in Note 17. Subsequent Events set out below. Moreover, in order to implement the program smoothly and certainly, the Company submitted to the Japanese Ministry of Economy, Trade and Industry an Application for Authorization on Corporate Restructuring Plan which is stipulated by Section 1 of Chapter 3 of Industry Revival Special Act, and the authorization was obtained on April 26, 2002.

17. Subsequent Events

a. Capital Reduction and Reverse Stock Split

In the 51st ordinary general meeting of shareholders held on May 23, 2002, the Company's proposals for capital reduction and reverse stock split were approved and are to be implemented as described below.

(1) Change of number of authorized shares

Authorized number of shares were changed to 2,340 million shares as follows:

	Millions of Shares
Common stock	2,070
Class A preferred stock	5
Class B preferred stock	5
Class C preferred stock	40
Class D preferred stock	40
Class E preferred stock	50
Class F preferred stock	80
Class G preferred stock	50
Total	2,340

(As of May 23, 2002)

Board of Directors and Officers

Chairman
Jiro Amagai

President & Chief Executive Officer
Kunio Takagi

Managing Directors
Takashi Hirayama
Hiroshige Sasaki

Directors
Kazuhiko Iwata
Kazuya Uetsuka
Tokio Endo
Hiroyuki Ogawa
Mikio Kihara
Osamu Sato
Jun Sato
Shinji Seino
Kazuo Takahashi
Tadahiko Tsuchiya
Toshio Hasumi
Kenshiro Yamanari
Hiromichi Funahashi

Corporate Auditors
Akira Kanno
Takashi Sekiguchi
Ichiro Kataoka
Toichiro Kigawa

Main Offices

<Head Office>
4-1-1, Minatojima Nakamachi, Chuo-ku,
Kobe 650-0046,
Japan
Phone: 81-78-302-5001

<Hamamatsucho Office Center>
2-4-1, Shibakoen, Minato-ku,
Tokyo 105-8514,
Japan
Phone: 81-3-3433-3211

Overseas Purchasing Offices and Liaison Offices

<U.S.A.>
D INTERNATIONAL,INC.
15245 Pacific Highway So. Suite L-4
Seattle, WA 98188
U.S.A.
Tel. (206) 243-3888
Facsimile. (206) 243-3416

THE DAI'EI (USA), INC.
Kaheka Office
801 Kaheka Street, Honolulu
Hawaii 96814, U.S.A.
Tel. (808) 973-6600
Facsimile. (808) 941-6457

<SOUTHEAST ASIA>
THE HI-DAI'EI TRADING CO., INC.
Rm 206 2nd Floor Cityland
Condominium 10, Tower2 6817 H. V.
dela Costa St., Ayala North, 1226
Makati, Metro Manila
Philippines
Tel. (2) 810-8244, 7158
Facsimile. (2) 840-3770

<CHINA>
Tianjin Daiei Real Estate Development Co., Ltd.
Tianjin Daiei International Trading Co., Ltd.
151, Hami-Road, Heping-District
Tianjin, China
Tel/Facsimile: (22) 2731-6969

Tianjin Ronghong Sales and Distribution Co., Ltd.
Room No. 302 Ouruike Building
No 193 Jiefangbei-Road Heping-District, Tianjing 300040, China
Tel. (022) 2313-9521
Facsimile. (022) 2313-9433

Ningbo-Daiei Foodstuffs Co., Ltd.
Changfeng Development Zone
Zhonggongmiao South Suburban
Ningbo 315192, China
Tel. (574) 8820-3896,1308
Facsimile. (574) 8820-1306

The Daiei , Inc.
Hong Kong Liaison Office
Suite Nos. 7&8A 22F, Tower1
China Hong Kong City
33 Canton Road, Tsim sha Tsui Kowloon
Hong Kong
Tel. (852) 2317-0966
Facsimile. (852) 2317-1966

The Daiei, Inc. 4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe 650-0046, Japan